

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2014

Jacob DiMartino
Chief Executive Officer
Pitooey!, Inc.
15685 N. Cave Creek Rd.
Suite 101
Scottsdale, AZ 85032

> **Re: Pitooey!, Inc.**
> **Form 8-K**
> **Filed March 25, 2014**
> **File No. 000-53991**

Dear Mr. DiMartino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed March 25, 2014

1.   Please amend your form 8-K to include the following:

- A statement whether the former accountant resigned, declined to stand for re-election or was dismissed and the date thereof, as required by Item 304(a)(1)(i) of Regulation S-K;

- A statement whether the change of accountant was recommended or approved by any audit or similar committee of the board of directors or the board of directors, if you have no audit or similar committee. Refer to Item 304(a)(1)(iii) of Regulation S-K;

- A statement whether your former accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Refer to Item 304(a)(1)(ii) of Regulation S-K;

- A statement whether there were any disagreements with your former accountant during the two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal of your former accountant. Refer to Item 304(a)(1)(iv) of Regulation S-K;

- In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K;

- A statement whether during your two most recent fiscal years, and any subsequent period prior to engaging your new accountant you consulted the new accountant regarding any matters identified in Item 304(a)(2) of Regulation S-K.

2.   In your amendment please also include a letter, as an Exhibit 16, from your former accountant addressing to the Commission to state whether it agrees with the statements made by you in response to the required disclosure under Item 304(a) of Regulation S-K and if not, states the respects in which it does not agree. Refer to Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding these comments and related matters, please contact me at 202-551-3796.

Sincerely,

/s/ Myra Moosariparambil

Myra Moosariparambil
Staff Accountant